Delisting Determination, The Nasdaq Stock Market, LLC, November 7, 2025, FlexShopper, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Common Stock of FlexShopper, Inc. effective at the opening of the trading session on November 24, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).The Company was notified of the Staff determination on October 1, 2025.
The Company did not appeal Staff's Delist Determination Letter.
The Company Common Stock was suspended on October 23, 2025. The
Staff determination to delist the Company Common Stock became final on October 23, 2025.